UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bainum, Bruce
   10770 Columbia Pike, Suite 100
   Silver Spring, MD  20901
2. Issuer Name and Ticker or Trading Symbol
   Choice Hotels International
   CHH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   5-31-00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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                           |      |    | |                  |   |           |1,906,369          |I     |NOTE 1                     |
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                           |4-6-00|J   | |-51,176           |D  |           |166,308            |I     |NOTE 3                     |
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                           |4-6-00|J(3)| |51,176            |A  |           |195,801            |I     |NOTE 2                     |
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                           |      |    | |                  |   |           |107,669            |I     |NOTE 4                     |
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                           |      |    | |                  |   |           |853,286            |I     |NOTE 5                     |
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                           |5-18-0|J   | |-40,191           |D  |           |0                  |I     |NOTE 6                     |
                           |0     |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |1,614,369          |I     |NOTE 7                     |
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                           |      |    | |                  |   |           |118,999            |I     |NOTE 8                     |
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                           |      |    | |                  |   |           |700,214            |I     |NOTE 9                     |
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                           |5-18-0|J   | |-4,715            |D  |           |0                  |I     |NOTE 10                    |
                           |0     |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |29,590             |I     |NOTE 11                    |
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                           |      |    | |                  |   |           |0                  |I     |                           |
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                           |      |    | |                  |   |           |94,500             |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1. Shares owned by the Bruce Bainum Declaration of Trust ("The Trust"), the sole trustee of which is Mr.
Bainum.
Note 2. The proportionate interest in shares (1,779,628) owned by Mid Pines Associates, L.P. by the Trust, the sole trustee of which is Mr.
Bainum.
Note 3. The proportionate interest of the Bruce Bainum Grantor Retained Annuity Trust dated September 5, 1996,
("GRAT") the sole trustee of which is Mr. Bainum, in shares (1,779,628) owned by Mid Pines Associates, L.P.
On April 6, 2000, the GRAT made its required distribution to Mr. Bainum using Mid Pines interests representing a beneficial interest in 51,176 shares of Choice.
Note 4. The proportionate interest of the various trusts, the beneficiaries of which are Mr. Bainum's minor children in shares (1,779,628) owned by Mid Pines Associates, L.P.
Note 5. The proportionate interest of the Trust in shares (3,567,869) owned by Reaty Investment Company, Inc., a real estate investment and management company in which Mr. Bainum is a noncontrolling shareholder. Also includes 153,100 shares indirectly held through certain trusts for the benefit of Mr. Bainum's minor children.
Note 6. The proportionate interest of Mr. Bruce Bainum in shares (112,200) owned by Vintage Limited Partnership
( a family entity). Also includes 30,839 shares owned by Mr. Bainum's minor children. On May 18, 2000, Vintage contributed its portfolio of Choice shares to Cambridge LLC. Shares held by Cambridge, a family owned entity, are not attributable to Mr.
Bainum.
Note 7. Shares owned by the Roberta Bainum Irrevocable Trust. Mr. Bainum is trustee and his sister is the beneficiary. Beneficial owership is disclaimed.
Note 8. The proportionate interest of the Roberta Bainum Irrevocable Trust in shares (1,779,628) owned by Mid
Pines Associates, L.P. Mr. Bainum is trustee and his sister is the beneficiary. Beneficial ownership is disclaimed.
 On April 6, 2000, the Roberta Bainum Irrevocable Trust received additional interests in Mid Pines Associates, LP distributed to Ms. Bainum by her Grantor Retained Annuity
Trust.
Note 9. The proportionate interest of the Roberta Bainum Irrevocable Trust in shares (3,567,869) owned by
Realty Investment Company, Inc. Mr. Bainum is trustee and his sister is the beneficiary. Beneficial ownership is disclaimed.
Note 10. The proportionate interest of the Roberta Bainum Irrevocable Trust in shares (112,200) owned by
Vintage Limited Partnership. Mr. Bainum is trustee and his sister is the beneficiary. Beneficial ownership is disclaimed. On May 18, 2000, Vintage contributed its portfolio of Choice shares to Cambridge LLC, a family owned entity. Shares held by Cambridge are not attributable to Mr.
Bainum.
Note 11. The proportionate interest of various trusts in shares (1,779,628) owned by Mid Pines Associates, LP.
for the benefit of Mr. Bainum's nephews. Mr. Bainum is the trustee and his nephews are the beneficiares.
Beneficial owership is disclaimed.